EXHIBIT 99.C2


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  Kirby Corporation Announces Preliminary Results of Dutch Auction Tender Offer

     HOUSTON, March 17/PR Newswire/ -- Kirby Corporation (NYSE: KEX) ("Kirby") announced today that a preliminary court by BankBoston, N.A., the Depositary for Kirby's "Dutch Auction" tender offer indicates, subject to final verification, 3,068,286 shares of Kirby common stock have been tendered. Pursuant to the terms of the offer, and based on the preliminary count, Kirby has elected to increase the size of the tender offer to accept all shares tendered at a price of $24.50 per share.

     Kirby announced the tender offer on February 17, 1998, expressing its intentions to purchase up to 3,000,000 shares of its common stock at a purchase price ranging from $21.00 to $24.50 per share. The tender offer expired on Monday, March 16, 1998 at 12:00 midnight, New York City time.

     The determination of the actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including 569,878 shares tendered pursuant to the guaranteed delivery procedure. Payment for shares tendered and accepted will be made promptly, subject to proper delivery of shares in accordance with the terms of the offer. Funding for the tender offer will be from Kirby's recently completed $38.6 million cash sale of its U.S. flag offshore product tanker and harbor service operations and through Kirby's existing bank revolving credit agreement.

     The 3,068,286 shares of common stock expected to be repurchased represent approximately 12.6% of Kirby's 24,407,436 shares of common stock outstanding immediately prior to the offer. As of March 17, 1998, after purchasing the common stock tendered, the Company will have approximately 21,380,000 shares of common stock outstanding.

     Joe Pyne, Kirby's President and Chief Executive Officer, stated, "Since 1995, through open market purchases and the successful tender offer, we have repurchased approximately 25% of our common stock. Previously, we purchased in the open market approximately 4.4 million shares of our common stock for a total of approximately $71.4 million, at an average price of $16.10 per share. Currently, we have approximately 1.8 million shares remaining under our 6.25 million Board of Directors' repurchase authorization."

     Kirby Corporation, based in Houston, Texas, is the largest domestic operator of inland tank barges with a fleet of 519 barges and 127 towing vessels transporting industrial chemicals, refined petroleum products and agricultural chemicals along the United States inland waterways. Kirby's domestic marine operations also include United States coastwise barge operations with eight barge/tug units transporting petroleum products and liquid chemicals, as well as dry-bulk commodities. Through its diesel engine services segment, Kirby is also engaged in the overhaul and servicing of large, medium speed diesel engines employed in marine, power generation and rail applications.



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